Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 31, 2021

The Secretary

BSE

National Ltd. Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Board Meeting Notice - Advertisement

Further to our intimation dated March 29, 2021, please find enclosed herewith copies of the newspaper advertisements published on March 31, 2021, regarding notice of Board meeting scheduled to be held on Friday, May 14, 2021.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: A/a

Business Standard – March 31, 2021

Dr.Reddy's

NOTICE

Pursuant to Regulation 47 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, notice is hereby given that a meeting of the Board of Directors of the Company will be held on Friday, May14, 2021, *inter alia*, to consider and approve the audited financial results of the Company for the financial year ended March 31, 2021 and recommend the payment of dividend, if any, for the financial year 2020-21.

This notice and outcome of the above meeting will be available on the website of the Company and also on the website of BSE Ltd. and National Stock Exchange of India Ltd. viz www.bseindia.com and www.nseindia.com respectively.

For Dr. Reddy's Laboratories Limited
Sandeep Poddar
Company Secretary

Place : Hyderabad
Date : March 29, 2021

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900; Fax: 91 40 4900 2999
email: shares@drreddys.com; website: www.drreddys.com

Andhra Prabha – March 31, 2021

Dr.Reddy's

ప్రకటన

సెక్యూరిటీస్ మరియు ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2016 యొక్క రెగ్యులేషన్ 47ను అనుసరించి ఇందు మూలముగా తెలియజేయునది ఏమనగా, మార్చి 31, 2021తో ముగిసిన సంవత్సరకాలానికి కంపెనీ యొక్క ఆడిట్ చేసిన ఆర్థిక ఫలితాలను, 2020-21 ఆర్థిక సంవత్సరం డివిడెండ్ చెల్లింపుల సిఫార్సును పరిశీలించుటకు మరియు ఆమోదించుటకు శుక్రవారము మే 14, 2021న కంపెనీ డైరెక్టర్ల బోర్డు సమావేశం జరుగనున్నది.

ఈ ప్రకటన మరియు పైన తెలుపబడిన బోర్డు మీటింగ్ యొక్క వివరాలు కంపెనీ వెబ్‌సైట్ నందు, బి.ఎస్.ఇ. లిమిటెడ్ (www.bseindia.com), మరియు నేషనల్ స్టాక్ ఎక్స్ఛేంజ్ ఆఫ్ ఇండియా లిమిటెడ్ (www.nseindia.com), వెబ్‌సైట్లలో కూడా లభించును.

డా॥ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ తరపున
సందీప్ పొద్దార్
కంపెనీ సెక్రటరీ

ప్రదేశం: హైదరాబాదు
తేది: మార్చి 29, 2021

డా॥ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్
నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం. 3, బంజారాహిల్స్, హైదరాబాదు-500034
CIN: L85195TG1984PLC004507 Tel: 91 40 4900 2900;
Fax: 91 40 4900 2999; email: shares@drreddys.com; Webiste: www.drreddys.com